MagNet Analytics Inc.
3 Year Financial Plan Summary

Earnings in Steady State (Stage 1)

# of kiosks		350
Direct profit per kiosk/yr	$	15,900
Total direct profit	$	5,565,000
Overhead	$	(1,096,000)
Net earnings (EBT)	$	4,469,000

Capital Requirement

# of kiosks to deploy:		350	
Time to deploy (months)		18	
Kiosks	$	2,730,000	
Working Capital	$	1,644,000	
Total	$	5,196,000	Note: 60% of



SEC Disclaimer: Includes forward-looking projections that cannot be guaranteed.

capital could be finiced by kiosk manufacturers

Deployment Stages

SEC Disclaimer: Includ

Stage	# of Kiosks	Period	Investment	# of Brands
Beta	4	Done	$ 1,100,000	4
1A	**210**	**year 1**	**$ 2,000,000**	**5**
1B	**350**	**year 2**	**Non Dilutive Financing**	**6**
2	1,000	year 3-4	Non Dilutive Financing	15
3	10,000	Year 5+	Non Dilutive Financing	50

es forward-looking projections that cannot be guaranteed.

Annual Revenue	Focus
Na	Prove Value Prop. and Tech.
$ 9,576,000	**Scale**
$ 15,960,000	**Scale**
$ 45,600,000	Scale
$ 456,000,000	Scale

Kiosk P&L (Monthly)

SEC Disclaimer: Includes forward-

Product Sales	$	3,500	Based on Pilots	
Marketing Revenue	$	300		
COGS	$	1,575	45% Cost	
Retail space rent	$	450		
Capital amortization	$	195	4 years	10% interest
Replenishment:	$	80	$ 40 per visit	2 visits
Repairs	$	30		
Internet	$	40		
Credit card fee	$	105	3% of sales	
Direct profit	**$**	**1,325**		

Kiosk Cost

Kiosk	$	6,400	Including containers
Deployment and shipping	$	1,400	
Total Kiosk Installed Cost:	$	7,800	

-looking projections that cannot be guaranteed.

Overhead (Yearly)

SEC Disclaimer: Includes forward-looking projections that cann

CEO	$ 240,000	
Business Development / Locations & Brands	$ 180,000	
Strategy, Merchandising, & Analytics	$ 180,000	
Operation Management	$ 160,000	
Technology Director	$ 160,000	
Admin	$ 80,000	HR, Accounting, Legal
Other	$ 60,000	Travel, supplies
Office Rent	$ 36,000	
Total	$1,096,000	

Note: Overhead budget is ramped up over 6 months on the cashflow as kiosks are deployed

ot be guaranteed.

Cash Flow

SEC Disclaimer: Includes forward-looking projections that c

Month (Starting at first kiosk delivery)	1	2	3	4
Kiosks Deployed	0	10	30	50
New Kiosks Installed	10	20	20	20
Kiosks Paid (60 days after installation)	0	0	10	20

Product Sales	$ -	$ 21,000	$ 84,000	$ 105,000
Marketing fee	$ -	$ -	$ 9,000	$ 15,000
COGS (Consignment)	$ -	$ 10,500	$ 42,000	$ 52,500
Retail space rent	$ -	$ 4,500	$ 13,500	$ 22,500
Replenishment	$ -	$ 800	$ 2,400	$ 4,000
Repairs	$ -	$ 300	$ 900	$ 1,500
Internet	$ -	$ 400	$ 1,200	$ 2,000
Credit card fee	$ -	$ 630	$ 2,520	$ 3,150

Overhead	$ 36,533	$ 45,667	$ 54,800	$ 63,933
R&D	$ 20,000	$ 10,000	$ 10,000	$ 10,000
Capital Investment (Kiosks)	$ -	$ -	$ 78,000	$ 156,000

Net Cash Flow Before Inv.	$ (56,533)	$ (51,797)	$ (112,320)	$ (195,583)
Accumulated Net Cash Flow	$ (56,533)	$ (108,330)	$ (220,650)	$ (416,233)

Investments	$ 700,000			
Financing				
Net	$ 643,467	$ 591,670	$ 479,350	$ 283,767

cannot be guaranteed.

5	6	7	8	9	10	11
70	90	110	130	150	170	190
20	20	20	20	20	20	20
20	20	20	20	20	20	20

$ 196,000	$ 315,000	$ 385,000	$ 455,000	$ 525,000	$ 595,000	$ 665,000
$ 21,000	$ 27,000	$ 33,000	$ 39,000	$ 45,000	$ 51,000	$ 57,000
$ 98,000	$ 157,500	$ 192,500	$ 227,500	$ 262,500	$ 297,500	$ 332,500
$ 31,500	$ 40,500	$ 49,500	$ 58,500	$ 67,500	$ 76,500	$ 85,500
$ 5,600	$ 7,200	$ 8,800	$ 10,400	$ 12,000	$ 13,600	$ 15,200
$ 2,100	$ 2,700	$ 3,300	$ 3,900	$ 4,500	$ 5,100	$ 5,700
$ 2,800	$ 3,600	$ 4,400	$ 5,200	$ 6,000	$ 6,800	$ 7,600
$ 5,880	$ 9,450	$ 11,550	$ 13,650	$ 15,750	$ 17,850	$ 19,950

$ 73,067	$ 82,200	$ 91,333	$ 91,333	$ 91,333	$ 91,333	$ 91,333
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ 156,000	$ 156,000	$ 156,000	$ 156,000	$ 156,000	$ 156,000	$ 156,000

$ (162,947)	$ (122,150)	$ (104,383)	$ (77,483)	$ (50,583)	$ (23,683)	$ 3,217
$ (579,180)	$ (701,330)	$ (805,713)	$ (883,197)	$ (933,780)	$ (957,463)	$ (954,247)

	$ 1,300,000					
$ 120,820	$ 1,298,670	$ 1,194,287	$ 1,116,803	$ 1,066,220	$ 1,042,537	$ 1,045,753

12	13	14	15	16	17	18
210	230	250	270	290	310	330
20	20	20	20	20	20	20
20	20	20	20	20	20	20
$ 735,000	$ 805,000	$ 875,000	$ 945,000	$ 1,015,000	$ 1,085,000	$ 1,155,000
$ 63,000	$ 69,000	$ 75,000	$ 81,000	$ 87,000	$ 93,000	$ 99,000
$ 367,500	$ 402,500	$ 437,500	$ 472,500	$ 507,500	$ 542,500	$ 577,500
$ 94,500	$ 103,500	$ 112,500	$ 121,500	$ 130,500	$ 139,500	$ 148,500
$ 16,800	$ 18,400	$ 20,000	$ 21,600	$ 23,200	$ 24,800	$ 26,400
$ 6,300	$ 6,900	$ 7,500	$ 8,100	$ 8,700	$ 9,300	$ 9,900
$ 8,400	$ 9,200	$ 10,000	$ 10,800	$ 11,600	$ 12,400	$ 13,200
$ 22,050	$ 24,150	$ 26,250	$ 28,350	$ 30,450	$ 32,550	$ 34,650
$ 91,333	$ 91,333	$ 91,333	$ 91,333	$ 91,333	$ 91,333	$ 91,333
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ 156,000	$ 156,000	$ 156,000	$ 156,000	$ 156,000	$ 156,000	$ 156,000
$ 30,117	$ 57,017	$ 83,917	$ 110,817	$ 137,717	$ 164,617	$ 191,517
$ (924,130)	$ (867,113)	$ (783,197)	$ (672,380)	$ (534,663)	$ (370,047)	$ (178,530)
$ 1,075,870	$ 1,132,887	$ 1,216,803	$ 1,327,620	$ 1,465,337	$ 1,629,953	$ 1,821,470

19	20	21	22	23	24	25
350	350	350	350	350	350	350
20	20	0	0	0	0	0

$ 1,225,000	$ 1,225,000	$ 1,225,000	$ 1,225,000	$ 1,225,000	$ 1,225,000	$ 1,225,000
$ 105,000	$ 105,000	$ 105,000	$ 105,000	$ 105,000	$ 105,000	$ 105,000
$ 612,500	$ 612,500	$ 612,500	$ 612,500	$ 612,500	$ 612,500	$ 612,500
$ 157,500	$ 157,500	$ 157,500	$ 157,500	$ 157,500	$ 157,500	$ 157,500
$ 28,000	$ 28,000	$ 28,000	$ 28,000	$ 28,000	$ 28,000	$ 28,000
$ 10,500	$ 10,500	$ 10,500	$ 10,500	$ 10,500	$ 10,500	$ 10,500
$ 14,000	$ 14,000	$ 14,000	$ 14,000	$ 14,000	$ 14,000	$ 14,000
$ 36,750	$ 36,750	$ 36,750	$ 36,750	$ 36,750	$ 36,750	$ 36,750

$ 91,333	$ 91,333	$ 91,333	$ 91,333	$ 91,333	$ 91,333	$ 91,333
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ 156,000	$ 156,000	$ -	$ -	$ -	$ -	$ -

$ 218,417	$ 218,417	$ 374,417	$ 374,417	$ 374,417	$ 374,417	$ 374,417
$ 39,887	$ 258,303	$ 632,720	$ 1,007,137	$ 1,381,553	$ 1,755,970	$ 2,130,387

$ 2,039,887	$ 2,258,303	$ 2,632,720	$ 3,007,137	$ 3,381,553	$ 3,755,970	$ 4,130,387

26	27	28	29	30	31	32
350	350	350	350	350	350	350
0	0	0	0	0	0	0
$ 1,225,000	$ 1,225,000	$ 1,225,000	$ 1,225,000	$ 1,225,000	$ 1,225,000	$ 1,225,000
$ 105,000	$ 105,000	$ 105,000	$ 105,000	$ 105,000	$ 105,000	$ 105,000
$ 612,500	$ 612,500	$ 612,500	$ 612,500	$ 612,500	$ 612,500	$ 612,500
$ 157,500	$ 157,500	$ 157,500	$ 157,500	$ 157,500	$ 157,500	$ 157,500
$ 28,000	$ 28,000	$ 28,000	$ 28,000	$ 28,000	$ 28,000	$ 28,000
$ 10,500	$ 10,500	$ 10,500	$ 10,500	$ 10,500	$ 10,500	$ 10,500
$ 14,000	$ 14,000	$ 14,000	$ 14,000	$ 14,000	$ 14,000	$ 14,000
$ 36,750	$ 36,750	$ 36,750	$ 36,750	$ 36,750	$ 36,750	$ 36,750
$ 91,333	$ 91,333	$ 91,333	$ 91,333	$ 91,333	$ 91,333	$ 91,333
$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ -	$ -	$ -	$ -	$ -	$ -	$ -
$ 374,417	$ 374,417	$ 374,417	$ 374,417	$ 374,417	$ 374,417	$ 374,417
$ 2,504,803	$ 2,879,220	$ 3,253,637	$ 3,628,053	$ 4,002,470	$ 4,376,887	$ 4,751,303
$ 4,504,803	$ 4,879,220	$ 5,253,637	$ 5,628,053	$ 6,002,470	$ 6,376,887	$ 6,751,303

33	34	35	36
350	350	350	350
0	0	0	0

$ 1,225,000	$ 1,225,000	$ 1,225,000	$ 1,225,000
$ 105,000	$ 105,000	$ 105,000	$ 105,000
$ 612,500	$ 612,500	$ 612,500	$ 612,500
$ 157,500	$ 157,500	$ 157,500	$ 157,500
$ 28,000	$ 28,000	$ 28,000	$ 28,000
$ 10,500	$ 10,500	$ 10,500	$ 10,500
$ 14,000	$ 14,000	$ 14,000	$ 14,000
$ 36,750	$ 36,750	$ 36,750	$ 36,750

$ 91,333	$ 91,333	$ 91,333	$ 91,333
$ 5,000	$ 5,000	$ 5,000	$ 5,000
$ -	$ -	$ -	$ -

$ 374,417	$ 374,417	$ 374,417	$ 374,417
$ 5,125,720	$ 5,500,137	$ 5,874,553	$ 6,248,970

$ 7,125,720	$ 7,500,137	$ 7,874,553	$ 8,248,970

Cash Flow

SEC Disclaimer: Includes forward-looking projections that cannc

Year	1	2	3
Kiosks Deployed	210	350	350

Product Sales	$ 4,081,000	$13,230,000	$14,700,000
Marketing fee	$ 360,000	$ 1,134,000	$ 1,260,000
COGS	$ 2,040,500	$ 6,615,000	$ 7,350,000
Retail space rent	$ 544,500	$ 1,701,000	$ 1,890,000
Replenishment:	$ 96,800	$ 302,400	$ 336,000
Repairs	$ 36,300	$ 113,400	$ 126,000
Internet	$ 48,400	$ 151,200	$ 168,000
Credit card fee	$ 122,430	$ 396,900	$ 441,000

Overhead	$ 904,200	$ 1,096,000	$ 1,096,000
R&D	$ 90,000	$ 60,000	$ 60,000
Capital Investment (Kiosks)	$ 1,482,000	$ 1,248,000	$ -

Net Cash Flow	$ (924,130)	$ 2,680,100	$ 4,493,000
Accumulated Net Cash Flow	$ (924,130)	$ 1,755,970	$ 6,248,970

ot be guaranteed.

Target Cities

SEC Disclaimer: Includes forward-looking proj

2014 rank	City	State	2014 population	# of Kiosks
1	New York	New York	8,491,079	104
2	Los Angeles	California	3,928,864	48
3	Chicago	Illinois	2,722,389	33
4	Houston	Texas	2,239,558	27
5	Philadelphia	Pennsylvania	1,560,297	19
6	Phoenix	Arizona	1,537,058	19
7	San Antonio	Texas	1,436,697	18
8	San Diego	California	1,381,069	17
9	Dallas	Texas	1,281,047	16
10	San Jose	California	1,015,785	12
11	San Francisco	California	852,469	10
12	Denver	Colorado	663,862	8
13	Seattle	Washington	668,342	8
14	Washinton DC	DC	658,893	8
15	**Boston (Base)**	**Massachusetts**	**655,884**	**8**
16	Baltimore	Maryland	622,793	8
17	Las Vegas	Nevada	613,599	7
18	Altlanta	Georgia	456,002	6
19	Miami	Florida	430,332	5
20	Orlando	Florida	262,372	3
			Total potential	**384**

jections that cannot be guaranteed.